February 22, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Attn: Mr. Brian Cascio

Re: AZZ incorporated

Form 10-Q for the fiscal quarter ended November 30, 2006, Commission File No. 001-12777 (the "Form 10-Q")

Dear Mr. Cascio:

       On behalf of the referenced registrant, the following is AZZ incorporated's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission that were received via facsimile on February 13, 2007 with respect to the Form 10-Q (the "Comment Letter") . The Staff's comments and the registrant's response thereto are set forth below. Capitalized terms used herein have the meanings assigned to them in the Form 10-Q.

Form 10-Q for the quarterly period ended November 30, 2006

Note 9, Asset Acquisition, page 10

1. We note your response to prior comment 7 in our letter dated January 11, 2007 [sic] that the acquisition of Witt Industries' galvanizing division was not material to require disclosure of paragraphs 51-55 of SFAS 141. We see that the purchase price represented 10% of your assets and the acquired plants are expected to generate $15 million in annual revenues. Please clarify why your believe that the acquisition is not material and why the disclosures of paragraphs 51-55 of SFAS 141 would not be useful to investors.

Response:

       Paragraphs 51 through 55 of SFAS 141 require that the notes to the financial statements of a combined entity contain certain disclosures in the period in which a "material business combination" is completed. Because SFAS 141 does not contain a definition for the term "material business combination," we relied on the definition of a "significant business combination" under Regulation S-X, which is the relevant definition used in determining what financial disclosures are required under Item 9.01(b) of a Form

8-K filed in connection with a transaction involving an acquisition of assets. In connection with the Form 8-K we filed with the Commission on November 2, 2006, we determined that the transaction at issue did not constitute a "significant business combination" and, therefore, we did not include certain of the disclosures required by paragraphs 51 through 55 of SFAS 141.

       As stated in our previous response, we duly note the Staff's comments, and in future filings we will include disclosures required by paragraphs 51 through 55 of SFAS 141, to the extent they are applicable. In our next Form 10-K filing, we propose to modify the disclosure contained in the Form 10-Q as follows (added language in italics and underlined):

"On October 31, 2006, AZZ incorporated (the "Company"), Arbor-Crowley, Inc., a wholly-owned subsidiary of the Company ("Subsidiary"), Witt Industries, Inc. ("Witt") and Marcy R. Wydman ("Wydman"), as sole shareholder of Witt, entered into an Asset Purchase Agreement (the "Purchase Agreement") pursuant to which Subsidiary purchased all, or substantially all of the assets of Witt relating to Witt's galvanizing division (the "Assets Purchased"). The purchase price of the transaction was $13,500,000 in cash, subject to adjustments. The Company used its existing bank line of credit to finance this transaction. The purchase assets included three galvanizing plants, one plant located in Ohio and two plants located in Indiana. The results of operations of Witt are included in the Company's operating results commencing on November 1, 2006.  The estimated fair values of the assets acquired and liabilities assumed include $6 million of current assets, consisting of inventory and accounts receivable, $6.1 million of property, plant, and equipment, $.8 million in identified intangible assets, and assumed liabilities of $.1 million. The identified intangible assets consist of customer related intangibles with a weighted average useful life of 8.7 years. Pro forma results of operations assuming the acquisition of Witt had occurred as of January 1, 2005 are not presented as they are not significantly different than the Company's historical results of operations."

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       We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filing. We acknowledge that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dana Perry
Senior Vice President, Finance
And Chief Financial Officer